UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38768

MDJM LTD

Fernie Castle, Letham

Cupar, Fife, KY15 7RU

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Changes in Registrant’s Certifying Accountant

On May 21, 2026, RBSM LLP (“RBSM”) notified the Audit Committee of the board of directors (the “Audit Committee”) of MDJM LTD (the “Company”) of its resignation as the Company’s independent registered public accounting firm, effective as of May 21, 2026.

On May 22, 2026, the Audit Committee approved the engagement of Tang Qian & Associates, PLLC (“TQ&A”) as the Company’s independent registered public accounting firm, and the engagement of TQ&A became effective as of May 22, 2026. TQ&A has been engaged to audit the consolidated financial statements of the Company and its subsidiaries for the fiscal year ending December 31, 2026.

RBSM’s audit reports on the Company’s consolidated financial statements for the fiscal years ended December 31, 2025 and 2024 did not contain an adverse opinion or disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the Company’s two most recent fiscal years and through May 21, 2026, there were no disagreements with RBSM on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to RBSM’s satisfaction, would have caused RBSM to make reference to the subject matter of the disagreements in connection with its audit reports on the Company’s consolidated financial statements for such periods. During the Company’s two most recent fiscal years and through May 21, 2026, there were no “reportable events” as described in Item 16F(a)(1)(v) of Form 20-F.

The Company provided RBSM with a copy of the foregoing disclosure and requested that RBSM furnish a letter addressed to the U.S. Securities and Exchange Commission stating whether or not it agrees with the above statements. A copy of RBSM’s letter is filed hereto as Exhibit 16.1.

During the Company’s two most recent fiscal years and any subsequent interim period prior to the engagement of TQ&A, neither the Company nor anyone on its behalf consulted TQ&A regarding either: (i) the application of accounting principles to a specified transaction, whether completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and no written report or oral advice was provided to the Company that TQ&A concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue; or (ii) any matter that was the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions thereto, or a “reportable event,” as described in Item 16F(a)(1)(v) of Form 20-F.

Incorporation by Reference

This report of foreign private issuer on Form 6-K is hereby incorporated by reference into (i) the registration statement on Form F-3 of the Company (File No. 333-294010), as amended, and (ii) the registration statement on Form S-8 of the Company (File No. 333-278269), as amended, and into the prospectuses forming a part of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed with or furnished to the U.S. Securities and Exchange Commission by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
16.1	Letter, dated May 21, 2026, from RBSM LLP addressed to the U.S. Securities and Exchange Commission

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MDJM LTD

Date: May 27, 2026	By:	/s/ Siping Xu
	Name:	Siping Xu
	Title:	Chief Executive Officer and Chairman of the Board of Directors